SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

PERPETUAL TECHNOLOGIES, INC.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) None
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li Jun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,813,776
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 11,608,164
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,813,776
	10	SHARED DISPOSITIVE POWER 11,608,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,421,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newise Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 11,608,164
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,608,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,421,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.001 par value per share (the “Common Stock”),  of Perpetual Technologies, Inc. a Delaware corporation (the “Company”).   The principal executive offices of the Company are located at Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC.

Item 2.  Identity and Background.

(a)   This statement is being jointly filed by Mr. Li Jun, a citizen of the People’s Republic of China and Newise Holdings Limited, a British Virgin Islands company (the “Reporting Persons”).

(b) (f)  Mr. Li’s address is c/o Perpetual Technologies, Inc. Shishan Industrial Park Nanhai District, Foshan City, Guangdong Province, PRC.  Newise Holdings’ business address is PO Box 957, Offshore Incorporations Center, Road Town, Tortola

(c)   Mr. Li Jun is the owner and manager of Shanghai Primary Capital Management Co., Ltd., a business advisory firm incorporated in Shanghai China. Newise Holdings is a holding company incorporated under the laws of the British Virgin Islands

(d)  During the last five years, neither of the Reporting Persons nor any person set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither of the Reporting Persons nor any person set forth on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws

(f)        See (c) above.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Newise Holdings as of the date hereof.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 12, 2010, the Company entered a share exchange agreement with the owners of all of the outstanding shares of Hong Hui Holdings Limited, a British Virgin Islands company.   Under the terms of the share exchange agreement on February 12, 2010 the Company issued to the Hong Hui stockholders a total of 72,551,020 shares of the Company’s common stock in exchange for all of the outstanding shares of Hong Hui.  As a result of the share exchange, or reverse merger, Hong Hui became a wholly-owned subsidiary of the Company, and the Hong Hui stockholders became the holders of 72,551,020 shares of the Company’s common stock.  Newise Holdings was a shareholder of Hong Hui and received 11,608,164 shares of the Company’s common stock in connection with the reverse merger.  When the Company acquired direct control of Hong Hui in the reverse merger, the Company acquired indirect control of Foshan, as Foshan is a wholly-owned subsidiary of Technic International Inc., a Hong Kong company which is a wholly-owned subsidiary of Hong Hui.

In addition, under the terms of an agreement between Foshan and United Best Investment Limited, a company controlled by Mr. Jun, United received, as a transaction fee following the closing of the share exchange agreement, 1,813,776 shares of the Company’ s common stock.

Item 4.  Purpose of Transaction.

As described in Item 3 above the Reporting Persons acquired the shares in connection with as reverse merger and as a transaction fee.  Immediately prior to the share exchange, 12,640,000 shares of common stock held by a number of the Company’s shareholders were surrendered for cancellation in exchange for $40,000 in cash paid by one of the Company’s former directors.  At that time the Company’s  former directors, Seth Winterton and Joseph Nemelka resigned and appointed Jie Li and Chris Bickel as the Company’s directors.  The new board appointed Li Jun as a director, Jie Li as chief executive officer, Ting (Maggie) Wang as chief financial officer, Law Wawai as president of sales and a director, Shijun Zeng, chief technology officer and Wei Yang as secretary.

On February 12, 2010, the Company’s new board of directors approved (i) a one-for-five reverse split of the Company’ issued and outstanding common stock and (ii) the change of the Company’s name from Perpetual Technologies, Inc. to China Filtration Technology, Inc.  Stockholders holding shares representing a majority of the votes entitled to be cast at a shareholders’ meeting consented in writing to these actions.  On February 18, 2010, the Company filed an information statement on Schedule 14C relating to the reverse split and the proposed name change. The reverse split will be effective on filing a certificate of amendment to the certificate of incorporation with the Secretary of State for the State of Delaware which the Company plans to do no earlier than 20 days after the mailing of the definitive information statement to the Company’s stockholders.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right from time to time to acquire or dispose of shares of common stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. in Securities of the Company.

(a) – (b)  As of the date hereof, the Reporting Persons are the beneficial owners of 13,421,940 shares of the Company’s common stock.   Mr. Li Jun has sole voting and dispositive power with respect to 1,813,776 of these shares.  Li Jun and Newise have shared voting and dispositive power with respect to 11,608,164 of these shares.

(c)   To the Reporting Persons’ knowledge, except as set forth herein no transactions in the common stock were effected during the last sixty days by any person named pursuant to Item 2 above.

(d)   To the Reporting Persons’ knowledge, no person other than each stockholder has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the Company’s common stock.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Under the terms of an agreement between Foshan and United Best Investment Limited, a company controlled by Mr. Jun, United received, as a transaction fee following the closing of the share exchange agreement, 1,813,776 shares of the Company’ s common stock.  In addition under that agreement, if prior to February 12, 2011, the Company issues any shares of the Company’s common stock (or any securities convertible into or exercisable for its common stock), then United will be issued such number of shares of the Company’s common stock which, when added to the 1,813,776, will total 2.5% of the shares then outstanding, determined on a fully-diluted basis.

Item 7. Material to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

1.	Share Exchange Agreement, dated as of February 12, 2010 between the Company, Hong Hui Holding Limited and the former stockholders of Hong Hui.*

2.	Joint Filing Agreement dated as of February 24, 2010 between Li Shiyi, Yei Wang and Pilot Link International Limited.

* Incorporated by reference to the exhibits to the Company’s Current Report of Form 8-K, filed with the SEC on February 12, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 24, 2010

/s/ Li Jun
Li Jun

Newise Holdings Limited

By:	/s/ Li Jun
Name: Li Jun

Schedule A

Directors, Executive Officers and Controlling Persons of the Reporting Person.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer or controlling person of the Reporting Person.  Except as indicated below, the business address of each person is c/o Perpetual Technologies, Inc., Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Li Jun is the sole officer and director of the Newise Holdings Limited.  He is a director of the Company. He is a citizen of the People’s Republic of China.  Hsu

CONTROLLING PERSON
Newise Holdings Limited is controlled by Li Jun.